SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2015.

2	Announcement dated October 22, 2015 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of September 2015.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 23, 2015
	By:	/s/ Wang Xiaochu

Name:	Wang Xiaochu
Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2015.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2015.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in Renminbi (“RMB”) millions)

	30 September 2015	31 December 2014
ASSETS
Non-current assets
Property, plant and equipment	442,019	438,321
Lease prepayments	9,168	9,211
Goodwill	2,771	2,771
Interest in associates	2,164	3,037
Interest in joint ventures	1,002	—
Deferred income tax assets	6,806	6,215
Financial assets at fair value through other comprehensive income	5,157	5,902
Other assets	24,295	23,041

	493,382	488,498

Current assets
Inventories and consumables	5,003	4,378
Accounts receivable	19,041	14,671
Prepayments and other current assets	13,246	10,029
Amounts due from related parties	16	12
Amounts due from domestic carriers	2,544	2,120
Short-term bank deposits	56	56
Cash and cash equivalents	26,358	25,308

	66,264	56,574

Total assets	559,646	545,072

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,102	179,101
Other reserves	(20,043)	(19,482)
Retained profits
- Proposed 2014 final dividend	—	4,789
- Others	71,343	63,133

Total equity	230,402	227,541

	30 September 2015	31 December 2014
LIABILITIES
Non-current liabilities
Long-term bank loans	2,251	420
Promissory notes	29,450	21,460
Corporate bonds	2,000	2,000
Deferred income tax liabilities	18	17
Deferred revenue	1,424	1,497
Other obligations	159	217

	35,302	25,611

Current liabilities
Short-term bank loans	87,645	91,503
Commercial papers	9,997	9,979
Current portion of long-term bank loans	39	45
Convertible bonds	11,730	11,167
Accounts payable and accrued liabilities	127,010	120,371
Taxes payable	1,490	1,466
Amounts due to ultimate holding company	1,807	1,622
Amounts due to related parties	2,842	3,542
Amounts due to domestic carriers	1,877	1,402
Dividend payable	920	771
Current portion of deferred revenue	439	462
Current portion of other obligations	2,639	2,698
Advances from customers	45,507	46,892

	293,942	291,920

Total liabilities	329,244	317,531

Total equity and liabilities	559,646	545,072

Net current liabilities	(227,678)	(235,346)

Total assets less current liabilities	265,704	253,152

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Nine months ended 30 September
	Note	2015	2014
Revenue		211,913	215,339
Interconnection charges		(9,889)	(11,118)
Depreciation and amortisation		(58,013)	(55,139)
Network, operation and support expenses		(29,261)	(27,774)
Employee benefit expenses		(26,654)	(25,833)
Costs of telecommunications products sold		(33,538)	(32,245)
Other operating expenses		(38,322)	(46,365)
Finance costs		(5,785)	(3,784)
Interest income		237	210
Share of loss of associates		(868)	—
Other income – net		739	776

Profit before income tax		10,559	14,067
Income tax expenses		(2,378)	(3,504)

Profit for the period		8,181	10,563

Profit attributable to:
Equity shareholders of the Company		8,181	10,563

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	3	0.34	0.44

Diluted earnings per share (RMB)	3	0.33	0.43

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Nine months ended 30 September
	2015	2014
Profit for the period	8,181	10,563

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(745)	(245)
Tax effect on changes in fair value of financial assets through other comprehensive income	186	67

Changes in fair value of financial assets through other comprehensive income, net of tax	(559)	(178)
Remeasurement of net defined benefit liability, net of tax	—	(2)

	(559)	(180)

Items that may be reclassified subsequently to statement of income:
Currency translation differences	27	(1)

Other comprehensive income for the period, net of tax	(532)	(181)

Total comprehensive income for the period	7,649	10,382

Total comprehensive income attributable to:
Equity shareholders of the Company	7,649	10,382

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Nine months ended 30 September
	2015	2014
Cash flows from operating activities
Cash generated from operations	66,936	68,809
Income tax paid	(1,915)	(3,998)

Net cash inflow from operating activities	65,021	64,811

Cash flows from investing activities
Purchase of property, plant and equipment	(60,073)	(42,939)
Other cash flows arising from investing activities	(2,901)	(6,930)

Net cash outflow from investing activities	(62,974)	(49,869)

Cash flows from financing activities
Dividends paid to equity shareholders of the Company	(4,643)	(3,677)
Other cash flows arising from financing activities	4,142	(14,033)

Net cash outflow from financing activities	(501)	(17,710)

Net increase/(decrease) in cash and cash equivalents	1,546	(2,768)
Cash and cash equivalents, beginning of period	25,308	21,506
Effect of changes in foreign exchange rate	(496)	9

Cash and cash equivalents, end of period	26,358	18,747

Analysis of the balances of cash and cash equivalents:
Cash balances	2	6
Bank balances	26,356	18,741

	26,358	18,747

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

Going Concern Assumption

As at 30 September 2015, current liabilities of the Group exceeded current assets by approximately RMB227.7 billion (31 December 2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB332.0 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB201.5 billion was unutilised as at 30 September 2015; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2015 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the nine months ended 30 September 2015 arose from the convertible bonds. All dilutive potential ordinary shares for the nine months ended 30 September 2014 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended 30 September
	2015	2014
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	8,181	10,563
Imputed finance cost on the liability component of convertible bonds	160	157

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	8,341	10,720

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,947	23,829
Dilutive equivalent shares arising from share options	—	20
Dilutive equivalent shares arising from convertible bonds	958	939

Shares used in computing diluted earnings per share	24,905	24,788

Basic earnings per share (in RMB)	0.34	0.44

Diluted earnings per share (in RMB)	0.33	0.43

4.	EVENTS AFTER THE REPORTING PERIOD

4.1	On 14 October 2015, China United Network Communications Corporation Limited and Unicom New Horizon Telecommunications Company Limited (both wholly-owned subsidiaries of the Company) entered into the Transfer Agreement with, among others, China Tower Corporation Limited (the “Tower Company”), to sell certain telecommunications towers and related assets to the Tower Company. Please refer to the announcement made by the Company on 14 October 2015 for details.

4.2	On 18 October 2010, Billion Express Investments Limited, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which were due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated 18 October 2010.

No bondholders exercised conversion rights during the conversion period (i.e. 28 November 2010 up to the close of business on 8 October 2015). On 18 October 2015, all convertible bonds were fully redeemed.

OTHER INFORMATION

The supplementary financial indicators are summarised as follow (All amounts in RMB millions):

	Nine months ended 30 September
	2015	2014
Total service revenue from mobile business	109,517	119,103
Total service revenue from fixed-line business	69,203	66,924
Other service revenue	1,031	811

Total service revenue	179,751	186,838
Sales of telecommunications products	32,162	28,501

Revenue	211,913	215,339

Profit for the period	8,181	10,563

EBITDA	74,249	72,004

EBITDA as a percentage of service revenue	41.3%	38.5%

For the first three quarters of 2015, service revenue was RMB179.8 billion, down by 3.8% as compared to the same period of last year. The decrease in service revenue was mainly attributed to the impact of output value-added tax (“VAT”) which arose from the replacement of business tax with VAT1 (“VAT Reform”) and the transformation of sales and marketing mode etc., but revenue structure continued to optimise.

For the first three quarters of 2015, profit for the period was RMB8.18 billion, down by 22.6% as compared to the same period of last year as a result of VAT Reform and other factors. EBITDA2 was RMB74.25 billion for the first three quarters of 2015, up by 3.1% as compared to the same period of last year. EBIDTA as a percentage of service revenue was 41.3% for the first three quarters of 2015, up by 2.8 percentage points compared to the same period of last year.

According to the announcement “Mobile Data Carry-over Policy” made by the Company on 29 September 2015, the Company allowed the unused monthly data under the monthly package committed by the handset subscribers (hereinafter referred to as “unused monthly data”) to be carried over for use till the end of the following month starting from 1 October 2015. The mentioned policy will defer the revenue recognition for the corresponding unused monthly data, and hence affect the revenue and profit of the Company for the fourth quarter of 2015.

According to the announcement “Major Transaction – Disposal of Telecommunications Towers and Related Assets” made by the Company on 14 October 2015, the Company entered into the agreement with, among others, China Tower Corporation Limited (hereinafter referred to as the “Tower Company”), to sell certain telecommunications towers and related assets (the “Related Assets”) held by the Company to the Tower Company, the Completion Date will be 31 October 2015. The Company intends to lease the Related Assets from the Tower Company following Completion, and the parties are in the process of finalising the terms of such lease. The operating expense of the Company will increase if the lease expense for the Related Assets is set at a high level, even some of the increase in the expense may be returned to the Company through the investment income from the Tower Company.

Note 1:	The replacement of business tax with VAT implemented nationwide for the telecommunications industry from 1 June 2014.

Note 2:	EBITDA represents profit for the period before finance costs, interest income, shares of loss of associates, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2015 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2014 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2014 are extracted from the audited financial statements as contained in the 2014 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2015. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 22 October 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

  The Board is pleased to disclose the operational statistics of the Group for the month of September 2015.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2015.

Operational statistics for the month of September 2015 are as follows:

September 2015
MOBILE BUSINESS:

Aggregate Number of Mobile Subscribers	287.571 million
Net Additions of Mobile Subscribers	(0.287) million

Of which:
Aggregate Number of Mobile Broadband Subscribers	172.464 million
Net Additions of Mobile Broadband Subscribers	4.806 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	71.692 million
Net Additions of Fixed-Line Broadband Subscribers	0.158 million

Aggregate Number of Local Access Subscribers	76.522 million
Net Additions of Local Access Subscribers	(0.925) million

1

Notes:

1	All the Aggregate Numbers recorded for the month of September 2015 are aggregate data reported at 24:00 on 30 September 2015.

2	The accounting period of all Net Additions for the month of September 2015 is the period commencing from 0:00 on 1 September 2015 to 24:00 on 30 September 2015.

3	Net Additions of Mobile Broadband Subscribers include 0.010 million Data Card Subscribers.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2015 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 22 October 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2